Malacca Straits Acquisition Company Limited

Unit 601-2, St. George’s Building

2 Ice House Street Central, Hong Kong

June 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Malacca Straits Acquisition Co Ltd Registration Statement on Form S-4 Filed February 2, 2023 File No. 333-269544

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Malacca Straits Acquisition Company Limited (“we,” “us,” “our,” or the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-4 (File No. 333-269544) (the “Registration Statement”), because the Company has elected not to proceed with the business combination contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Jeffrey W. Rubin, Esq. of Ellenoff Grossman & Schole LLP, at jrubin@egsllp.com.

Sincerely,

/s/ Ivan Wong
Ivan Wong
Director